Exhibit 12

Williams Partners L.P.

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30, 2013
(Millions)
Earnings:
Income before income taxes and noncontrolling interests	$595
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(6)

Income before income taxes, equity earnings and noncontrolling interests	589

Add:
Fixed charges:
Interest incurred, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	243
Rental expense representative of interest factor	5

Total fixed charges	248

Distributed income of equity method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	12

Less:
Interest capitalized	(33)

Total earnings as adjusted	$816

Fixed charges	$248

Ratio of earnings to fixed charges	3.29